Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Klein Financial, Inc.

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of Klein Financial, Inc. (“Klein”) are from the transcript of a conference call held by executive officers of Old National on July 23, 2018, in connection with Old National’s announcement of its financial results for the quarter ended June 30, 2018.

Bob Jones, Old National Bancorp Chairman and CEO:

… During the quarter, we were quite busy in the Minnesota market. We executed our conversion of what was Anchor Bank successfully and announced our new partnership with Klein Bank. Performance for the quarter for Minnesota was very strong as they led our commercial growth with over $58 Million dollars.

We are very excited about the opportunity as we bring these two teams together to serve the Twin Cities, Mankato and The West Market.

Jim Ryan, Old National Bancorp Senior EVP and Chief Financial Officer:

… We continued to show strong commercial growth funded by low cost deposits, remixed our Balance Sheet into more productive earning assets, drove positive operating leverage, maintained strong credit metrics and sound risk management, grew tangible book value per share by 7% annualized, and continued our expansion strategy into higher growth markets with our Klein Bank partnership.

… Finally, with respect to Anchor performance, we continue to see great results. From day 1 to the end of second quarter, loans are up 13% on an annualized basis. This is the second partnership in a row that has seen robust loan growth right out of the gate. We expect the addition of Klein, a second great platform in the Minneapolis market, to bolster an already strong presence.

Questions & Answers:

Q: Chris McGratty, KBW:

Maybe just a question on the Balance Sheet. Obviously, the quarter was impacted by some seasonal deposit flows. But can you remind us the target on the loan to deposit? You still have some flexibility to peers, but right around 90%?

A: Bob Jones:

Yes. We’ve never really come out with a target. I think anytime we get it above 100, we’d have to take a bit of a look at it, but with Klein coming on, they’ve got such a low loan-to-deposit ratio, we’re comfortable that even with the growth we’re seeing we’re going to be well under that as we go forward.

Q: Nathan Race, Piper Jaffray:

… Got it. And I imagine that will stay relatively flat with Klein coming on later this year?

A: Jim Ryan:

It will, and then – but you know the nice benefit of doing more C&I lending and having that growth is it tends to be a little shorter and a little bit more variable. So just generally speaking, would like to see that. Klein’s asset sensitivity is pretty similar to ours… slightly asset sensitive. So, it will kind of maintain our current asset sensitivity position.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Klein and a Prospectus of Old National, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and the proposed merger with Klein, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Klein and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Klein in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Klein. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Klein’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and Klein to execute their respective business plans (including integrating the Old National and Klein businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in Old National’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither Old National nor Klein undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.